FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of August, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






                      HSBC FINANCE CORPORATION TO ACQUIRE
                             METRIS COMPANIES INC.

HSBC Finance Corporation (HSBC Finance) and Metris Companies Inc. (NYSE: MXT) have entered into a definitive agreement for HSBC Finance to acquire Metris in an all-cash transaction which values Metris at US$1.594 billion. Upon completion, Metris will become a wholly-owned subsidiary of HSBC Finance.

HSBC Finance, headquartered in Prospect Heights, Illinois, through its subsidiaries and affiliates, is the sixth largest issuer of MasterCard and Visa cards in the nation. Metris, with headquarters in Minnetonka, Minnesota and offices in five states, is the 11th largest issuer of MasterCard and Visa cards in the United States with managed receivables of approximately US$5.9 billion. Metris primarily serves the near-prime credit card market through direct mail and partnership affiliations.

"HSBC Finance is a major provider of near-prime consumer finance credit in the United States and this acquisition deepens our capabilities to serve the full spectrum of credit card customers," said Bobby Mehta, Chairman and CEO of HSBC Finance Corporation. "We are very familiar with Metris and its management team and look forward to the integration of its business within HSBC."

Metris was formed in 1994 and became a public company in 1996. The company issues credit cards through Direct Merchants Credit Card Bank, N.A., a wholly-owned subsidiary headquartered in Phoenix, Arizona.

"Being part of a world-class organisation such as HSBC is a logical step following our successful turnaround of the business," said David Wesselink, Chairman and CEO of Metris. "HSBC and Metris will make a terrific combination, continuing to serve the needs of our customers."

Under the terms of the merger agreement, Metris common stockholders will be entitled to receive US$15.00 for each share of Metris common stock for a transaction that closes on or before 9 December 2005. After 9 December 2005, the price per common share to the common stockholders will decrease by an amount based on the pay-in-kind dividends that accumulate on Metris' Series C Preferred Stock (Preferred Stock), in accordance with its terms. For illustrative purposes only, if the closing was on 31 March 2006 (the latest date on which closing could occur under the terms of the contract), the common stockholders would receive US$14.82 per share. The transaction is currently anticipated to close in the fourth quarter of 2005.

The Board of Directors of Metris has unanimously approved the transaction, as has the Board of Directors for HSBC Finance.

As part of the total consideration, the Preferred Stock held by Thomas H. Lee Partners, L.P. will receive, in accordance with its terms, approximately US$682.6 million if the transaction closes on or before 9 December 2005. Subsequent to 9 December 2005, the amount payable on the Preferred Stock will be increased based on the pay-in-kind dividends that accrue on the Preferred Stock in accordance with its terms. The holders have given an irrevocable proxy to HSBC Finance to vote in favour of the transaction. These shares represent approximately 44 per cent of the voting rights of Metris stockholders. Total consideration payable to common stockholders, on or before 9 December 2005, is approximately US$911.1 million.

The acquisition is subject to certain conditions including resolution of the potential civil enforcement action of the Securities and Exchange Commission against Metris as described in Metris' Form 8-K dated 12 July 2005, approval by the stockholders of Metris and various regulatory consents.

HSBC Finance is a subsidiary of HSBC North America Holdings Inc., one of the top 10 financial organisations in the United States with assets totalling more than US$300 billion. Both companies are wholly-owned subsidiaries of HSBC Holdings plc (HSBC) which is headquartered in London and is the holding company of the HSBC Group, one of the largest banking and financial services organisations in the world, with well-established businesses in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. As of 30 June 2005, the HSBC Group had total assets of US$1,467 billion. HSBC is listed on the London, New York, Hong Kong, Paris and Bermuda stock exchanges.

Goldman, Sachs & Co. acted as the lead financial advisor to Metris. UBS Securities LLC was also a financial advisor to Metris. HSBC Securities (USA) Inc. acted as financial advisor to HSBC Finance.

Certain information discussed in this press release may constitute forward-looking statements within the meaning of the federal securities law. Forward-looking statements are based on certain assumptions by management and are subject to risks, trends and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to: the potential impact of any failure to operate in accordance with OCC directives, including those included in our Modified Operating Agreement; the ability of regulators to impose restrictions on Direct Merchants Bank that could negatively impact our operations or financial results; the risk that failure to comply with applicable laws, regulations, and card association bylaws and adverse changes in those laws, regulations, or card association bylaws, could have a negative impact on our financial results and could adversely affect our ability to conduct our business in a profitable manner; the fact that we are the subject of an SEC investigation; that the occurrence of certain events could result in early amortisation (required repayment) of the securities issued by the Metris Master Trust; that our target consumers generally have higher default rates and may be impacted more by general economic and social factors than lower default consumers; that we require a high degree of liquidity to operate our business, and an inability to access funding at the times and in the amounts that we need could adversely affect our ability to operate or our financial results; that we are the subject of an Internal Revenue Service examination; that changes in the interest rates on the funds we borrow and the amounts we loan to our credit card customers could adversely affect our financial results; the fact that we face intense competition; the fact that our financial results could be negatively impacted by fluctuations in our interests in our securitisations; the fact that our restatements of financial results have had, and may in the future continue to have, adverse effects on us; the effect of changes in the credit card market as the result of recent judicial decisions with MasterCard and Visa; and the fact that we are exposed to other industry-wide risks that could adversely affect our financial performance.

For further information on risks that could impact us and the statements contained in this press release, please refer to our filings with the Securities and Exchange Commission, including our current reports on Form 8-K, quarterly reports on Form 10-Q, and annual reports on Form 10-K, as amended.

Notes to editors:

1. HSBC Finance Corporation

HSBC Finance Corporation subsidiaries primarily provide middle-market consumers with real estate secured loans, auto finance loans, MasterCard and Visa credit cards, private label credit cards, personal loans, tax refund anticipation loans and specialty insurance products.

2. HSBC - North America Holdings Inc.

HSBC - North America comprises all of HSBC's US and Canadian businesses, including the former Household International businesses. The company's businesses serve more than 60 million customers in five key areas: personal financial services, consumer finance, commercial banking, private banking and corporate, investment banking and markets. Financial products and services are offered under the HSBC, HFC and Beneficial brands. For more information, visit: www.hsbcusa.com.

3. HSBC Holdings plc

HSBC Holdings plc serves more than 110 million customers worldwide through more than 9,700 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,467 billion at June 30, 2005, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank.'

4. Metris Companies Inc.

Metris Companies Inc. (NYSE:MXT), based in Minnetonka, Minnesota, is one of the largest bankcard issuers in the United States. The Company issues credit cards through Direct Merchants Credit Card Bank, N.A., a wholly-owned subsidiary in Phoenix, Arizona.




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  4 August, 2005